Exhibit 2.2

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF FLORIDA

www.flsb.uscourts.gov

In re:	Chapter 11

FLORIDA GAMING CENTERS, INC., et al.[1]	Case No. 13-29597-BKC-RAM

Debtors.	Jointly Administered
___________________________/

ORDER CONFIRMING SECOND AMENDED JOINT CHAPTER 11 PLAN OF LIQUIDATION OF FLORIDA GAMING CENTERS, INC. AND FLORIDA GAMING CORPORATION, SETTING BAR DATE FOR FILING REJECTION DAMAGE CLAIMS AND SETTING POST CONFIRMATION STATUS CONFERENCE

THIS MATTER came before the Bankruptcy Court for hearing on July 16, 2014 at 2:30 p.m. in Miami, Florida (the “Confirmation Hearing”) to consider confirmation of the Second Amended Joint Chapter 11 Plan of Liquidation of Florida Gaming Centers, Inc. and Florida Gaming Corporation, filed on June 16, 2014 (the “Plan”) [ECF No. 548] and final approval of the Disclosure Statement in Connection With Second Amended Joint Chapter 11 Plan of Liquidation of Florida Gaming Centers, Inc. and Florida Gaming Corporation et al. (the “Disclosure Statement”) [ECF No. 549]. The Bankruptcy Court, having considered the Plan, the Disclosure Statement, the evidence presented, the statements and representations of counsel, and pursuant to Bankruptcy Rule 7052, makes the following findings of fact and conclusions of law (the “Order”).2

1 On August 20, 2013, this Court entered its Order Pursuant to Rule 1015(B) of the Federal Rules of Bankruptcy Procedure Directing Joint Administration of the Debtors’ Chapter 11 Cases, pursuant to which these bankruptcy cases are being jointly administered for procedural purposes. This Order relates only to Florida Gaming Centers, Inc. (13-29597-RAM) and Florida Gaming Corporation (13-29598-RAM) bankruptcy cases. Tara Club Estates, Inc. (13-29603-RAM) and Freedom Holding, Inc. (13-29607-RAM) will be dismissed pursuant to a separate order.

2 Capitalized terms not otherwise defined in this Order shall have the meaning ascribed to them in the Plan.

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FINDINGS OF FACT

A.           Findings and Conclusions. The findings of fact and conclusions of law set forth herein and on the record of the Confirmation Hearing constitute the Bankruptcy Court’s findings of fact and conclusions of law pursuant to Rule 52 of the Federal Rules of Civil Procedure, as made applicable herein by Bankruptcy Rules 7052 and 9014. To the extent any of the following findings of fact constitute conclusions of law, they are adopted as such. To the extent any finding of fact herein later shall be determined to be a conclusion of law it shall be so deemed.

B.           Jurisdiction. The Bankruptcy Court has jurisdiction over this matter pursuant to 28 U.S.C. §§ 157 and 1334 and the District Court’s general order of reference. Confirmation of the Plan is a core proceeding under 28 U.S.C. § 157(b). Venue is proper in this district under 28 U.S.C. §§ 1408 and 1409.

C.           Judicial Notice. The Bankruptcy Court takes judicial notice of the docket of the Chapter 11 Cases maintained by the clerk of the Bankruptcy Court, including, without limitations, all pleadings and other documents filed, all orders entered, and all evidence and arguments made, proffered or adduced at the hearings held before the Bankruptcy Court during the pendency of the Chapter 11 Cases.

D.           Burden of Proof. Florida Gaming Centers, Inc. (“Centers”) and Florida Gaming Corporation (“Holdings”, and together with Centers, the “Debtors”) have met their burden of proving the elements of sections 1129(a) and (b) of the Bankruptcy Code by a preponderance of the evidence.

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E.           Solicitation and Notice. As required pursuant to the Bankruptcy Rules and the Order Approving Debtors’ Motion for Entry of an Order (A) Scheduling a Combined Hearing to Consider Approval of Disclosure Statement and Confirmation of the Plan, (B) Conditionally Approving the Disclosure Statement (C) Approving Deadlines Related to Confirmation and Solicitation, and (D) Approving the Solicitation Procedures (the “Solicitation Procedures Order”) [ECF No. 535] and the Order Granting Debtors’ Motion to Extend Deadline to Distribute the Solicitation Packages and Non-Voting Packages [ECF No. 572], adequate and sufficient notice of: (i) the Plan and Disclosure Statement; (ii) the deadline to file and serve objections to Confirmation of the Plan and the adequacy of the Disclosure Statement; (iii) the deadline for voting on the Plan; and (iv) the Confirmation Hearing was provided to all known creditors, equity security holders, the Office of the U.S. Trustee, and other parties in interest, as reflected in the Certificate of Service [ECF No. 563] dated June 19, 2014, and Supplemental Certificate of Service [ECF No. 566] dated June 20, 2014.

F.           Disclosure Statement. The Disclosure Statement was conditionally approved pursuant to the Solicitation Procedures Order after notice and hearing conducted by the Bankruptcy Court on June 12, 2014.

G.           Compromises and Settlements Under and in Connection with the Plan. All of the settlements and compromises in connection with the Plan or incorporated by reference into the Plan, including, without limitation, the Settlement Agreement, comply with the requirements of section 1123(b)(3) of the Bankruptcy Code and Bankruptcy Rule 9019. In particular, the allocation of the Sale Proceeds in accordance with the Sale Order, Settlement Agreement, and Settlement Order was appropriate under the circumstances of these Chapter 11 Cases.

H.           Voting. Votes on the Plan were solicited after disclosure of “adequate information” as defined in section 1125 of the Bankruptcy Code pursuant to the terms of the Solicitation Procedures Order. As evidenced by the Certificate of Plan Proponent filed on July 11, 2014 [ECF No. 629], votes to accept or reject the Plan have been solicited and tabulated fairly, in good faith and in a manner consistent with the Solicitation Procedures Order, the Bankruptcy Code and the Bankruptcy Rules. Pursuant to the Plan, Classes 1, 2, 3, 4 and 5 are Impaired and entitled to vote on the Plan (the “Voting Classes”). As set forth in the Certificate of Plan Proponent, Classes 1, 2, 3 and 5 voted to accept the Plan (the “Accepting Classes”) by the requisite majorities in amount and number as required under section 1126 of the Bankruptcy Code. Specifically, voting percentages in the Accepting Classes of Holders of Claims and Interests that actually voted to accept or reject the Plan were as follows: (i) Class 1 (100% (number) and 100% (dollar amount)); (ii) Class 2 (100% (number) and 100% (dollar amount)); (iii) Class 3 (100% (number) and 100% (dollar amount)); and (iv) Class 5 (100% (number) and 100% (dollar amount)).

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Compliance with Section 1129 of the Bankruptcy Code

I.           Plan Compliance with the Bankruptcy Code (11 U.S.C. § 1129(a)(1)). The Plan complies with the applicable provisions of the Bankruptcy Code, including without limitation 11 U.S.C. §§ 1122, 1123, 1125 and 1129(a) and (b) with respect to all Classes of Claims and Interests under the Plan and, therefore, the provisions of 11 U.S.C. § 1129(a)(1) have been satisfied.

J.           Compliance with Bankruptcy Code (11 U.S.C. § 1129(a)(2)). The Debtors have complied with the applicable provisions of the Bankruptcy Code. Accordingly, the requirements of 11 U.S.C. § 1129(a)(2) have been satisfied.

K.          Plan Proposed in Good Faith (11 U.S.C. § 1129(a)(3)). The Plan has been proposed in good faith and not by any means forbidden by law. Accordingly, the requirements of 11 U.S.C. § 1129(a)(3) have been satisfied.

L.           Payment for Services or Cost and Expenses (11 U.S.C. § 1129(a)(4)). Any payments made or to be made by the Debtors, or by a person issuing securities or acquiring property under the Plan, for services or for costs and expenses in or in connection with the cases, or in connection with the Plan and incident to the case, have been approved by, or are subject to the approval of, the Bankruptcy Court as reasonable. Accordingly, the requirements of 11 U.S.C. § 1129(a)(4) have been satisfied.

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M.           Directors, Officers and Insiders (11 U.S.C. § 1129(a)(5)). The Plan is a plan of liquidation and, as such, the Debtors will have no going forward operations. Further, the Debtors have identified Soneet R. Kapila as Creditor Trustee under the Plan. Upon the Effective Date, the Creditor Trustee shall serve as the sole officer and director of the Debtors for all purposes under the Plan. The appointment of the Creditor Trustee is in the best interests of the Estates and creditors, and accordingly, the requirements of 11 U.S.C. § 1129(a)(5)(A) have been satisfied.

N.           No Rate Changes (11 U.S.C. § 1129(a)(6)). The Plan is a plan of liquidation and, as such, there will be no rates after confirmation which would require approval of a governmental regulatory commission. Accordingly, the requirements of 11 U.S.C. § 1129(a)(6) have been satisfied.

O.           Best Interests of Creditors (11 U.S.C. § 1129(a)(7)). Within each Impaired Class of Claims or Interests, each Holder of an Interest or Claim has either accepted the Plan, or will receive or retain under the Plan on account of such Claim or Interest, property of a value, as of the Effective Date of the Plan, that is not less than the amount that such Holder would receive or retain if the Debtors were liquidated under Chapter 7 of the Bankruptcy Code on such date. Accordingly, the requirements of 11 U.S.C. § 1129(a)(7) have been satisfied with respect to each Impaired Class of Claims or Interests.

P.           Acceptance by Certain Classes (11 U.S.C. § 1129(a)(8)). As set forth above in Paragraph H, Classes 1, 2, 3 and 5 of the Voting Classes have voted to accept the Plan. Class 4 is entitled to vote on the Plan, and has voted to reject the Plan. Classes 6 and 7 will likely receive nothing under the Plan, such Classes are conclusively deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code (collectively, Classes 4, 6, and 7 are the “Rejecting Classes”). As provided below, the Plan may nevertheless be confirmed because the Plan satisfies the requirements of section 1129(b) with respect to the Rejecting Classes as a matter of law. Accordingly, the requirements of 11 U.S.C. § 1129(a)(8) have been satisfied with respect to Classes 1, 2, 3 and 5.

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Q.           Treatment of Administrative Expense Claims and Priority Tax Claims (11 U.S.C. § 1129(a)(9)). The treatment of Other Administrative Expense Claims, Statutory Fees, Professional Fee Claims and Priority Tax Claims pursuant to Article 2 of the Plan satisfies the requirements of 11 U.S.C. § 1129(a)(9). To the extent that the Professional Fee Claims are unable to be satisfied in full on the Effective Date pursuant to the terms of the Plan and the Settlement Agreement, the holders of Professional Fee Claims have agreed to defer full payment pending resolution of any deficit funding required under the Plan and the Settlement Agreement. Prior Bankruptcy Court approval, on notice to Holdings’ creditors, is required to the extent that any proposed payment of Professional Fee Claims impacts the distribution to Holdings’ creditors.

R.           Acceptance by Impaired Classes (11 U.S.C. § 1129(a)(10)). As set forth above in Paragraph H, each of the Accepting Classes voted to accept the Plan by the requisite majorities, determined without including any acceptances of the Plan by insiders, thereby satisfying the requirements of 11 U.S.C. § 1129(a)(10). Accordingly, the requirements of 11 U.S.C. § 1129(a)(10) have been satisfied.

S.           Feasibility (11 U.S.C. § 1129(a)(11)). The Plan is a plan of liquidation which provides for the liquidation of the Debtors’ assets. Accordingly, the requirements of 11 U.S.C. § 1129(a)(11) have been satisfied.

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T.           Payment of Fees (U.S.C. § 1129(a)(12)). The Plan provides for payment in full of all U.S. Trustee fees payable under 28 U.S.C. § 1930 and all fees payable under Section 1930 of Title 28. To the extent any fees remain due and owing, they will be paid on or before the Effective Date of the Plan. Moreover, as set forth in Section 2.2 of the Plan, the Creditor Trustee, on behalf of each of the Debtors’ estates, shall pay the United States Trustee the appropriate sum required pursuant to 28 U.S.C. § 1930 for post-confirmation periods, based upon disbursements made by the Creditor Trustee with respect to each of the Debtors, until the earlier of closing of the Chapter 11 Cases of the Debtors by the issuance of a final decree by the Bankruptcy Court or upon the entry of an order by the Bankruptcy Court dismissing or converting the Chapter 11 Cases of the Debtors to another chapter under the Bankruptcy Code. Pursuant to Section 2.2 of the Plan, the fees due and payable to the U.S. Trustee in respect of the Distribution (by the Debtors or the Creditor Trustee) of the Centers Claim Reserve, the Initial Holdings Distribution Amount, the Other Administrative Claim Reserve and the Professional Fee Claim Reserve shall be deemed an Allowed Other Administrative Claim and funded in accordance with the terms of the Plan and the Settlement Agreement. Accordingly, the requirements of 11 U.S.C. § 1129(a)(12) have been satisfied.

U.           Continuation of Retiree Benefits (11 U.S.C. § 1129(a)(13)). The Debtors have no continuing obligation with respect to retiree benefits. Accordingly, the requirements of 11 U.S.C. § 1129(a)(13) have been met.

V.           No Domestic Support Obligations (11 U.S.C. § 1129(a)(14)). The Debtors are not required by a judicial or administrative order, or by statute, to pay a domestic support obligation. Accordingly, 11 U.S.C. §§ 1129(a)(14) is not applicable in these Chapter 11 Cases.

W.          Debtors are Not Individuals (11 U.S.C. § 1129(a)(15)). The Debtors are not individuals, and accordingly, 11 U.S.C. §§ 1129(a)(15) is not applicable in these Chapter 11 Cases.

X.           No Applicable Nonbankruptcy Law Regarding Transfers (11 U.S.C. § 1129(a)(16)). The Debtors are a moneyed, business, and/or commercial corporation, as the case may be, and accordingly, 11 U.S.C. §§ 1129(a)(16) is not applicable in these Chapter 11 Cases.

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Y.           Confirmation of the Plan Over the Nonacceptance of an Impaired Class (11 U.S.C. § 1129(b)). Notwithstanding the fact that the Rejecting Classes have voted to reject and/or are deemed to reject the Plan, the Plan may be confirmed pursuant to section 1129(b)(1) of the Bankruptcy Code because (i) the Accepting Classes have voted to accept the Plan; and (ii) the Plan does not unfairly discriminate and is fair and equitable with respect to the Rejecting Classes. Accordingly, the requirements of 11 U.S.C. § 1129(b) have been satisfied, and the Plan may be confirmed even though section 1129(a)(8) of the Bankruptcy Code is not satisfied with respect to the Rejecting Classes. After entry of the Confirmation Order and upon the occurrence of the Effective Date, the Plan shall be binding upon members of the Rejecting Classes.

Z.           Only One Plan (11 U.S.C. § 1129(c)). The Plan is the only plan that has been solicited for votes in this case, and accordingly, 11 U.S.C. § 1129(c) is inapplicable in these Chapter 11 cases.

AA.         Principal Purpose of the Plan (11 U.S.C. § 1129(d)). The principal purpose of the Plan is not the avoidance of taxes or the avoidance of the application of Section 5 of the Securities Act of 1933. Accordingly, the requirements of 11 U.S.C. § 1129(d) have been met.

BB.          Small Business Case (11 U.S.C. § 1129(e)). These Chapter 11 Cases are not “small business case[s],” as the term is defined in the Bankruptcy Code, and, accordingly, 11 U.S.C. § 1129(e) is not applicable.

Additional Findings

CC.          Good-Faith Solicitation (11 U.S.C. § 1125(e)). Based on the record before the Bankruptcy Court in these Chapter 11 Cases, and the Certificate of Plan Proponent, the Debtors have solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code, including without limitation, sections 1125(a) and (e) of the Bankruptcy Code, and any applicable non-bankruptcy law, rule or regulation governing the adequacy of disclosure in connection with such solicitation.

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DD.          Implementation. All documents necessary to implement the Plan, and all other relevant and necessary documents have been negotiated in good faith and at arms-length and shall, upon completion of documentation and execution, be valid, binding, and enforceable agreements and not be in conflict with any federal or state law.

EE.          Good Faith. The Debtors, the Creditors’ Committee, ABC and Fronton and all of their respective current directors, managers, officers, members, equity holders, employees, agents, financial advisors, partners, attorneys, other professional advisors and representatives (i) have acted in good faith in negotiating, formulating, and proposing the Plan and any agreements, compromises, settlements, transactions and transfers contemplated thereby, and (ii) will be acting in good faith in proceeding to (a) consummate the Plan and the agreements, compromises, settlements, transactions, and transfers contemplated thereby, and (b) take the actions authorized and directed or contemplated by this Order.

FF.           Executory Contracts and Unexpired Leases. The Debtors have satisfied the provisions of section 365 of the Bankruptcy Code with respect to the rejection of executory contracts and unexpired leases pursuant to Article 6 of the Plan.

GG.          Transfers by Debtors. All transfers of property and assets of the Estate shall be free and clear of all Claims, Liens, encumbrances, charges, and other interests, except as expressly provided in the Plan or this Order.

HH.          Modifications to the Plan. Any nonmaterial modifications to the Plan have been made pursuant to section 1127(a) of the Bankruptcy Code and Bankruptcy Rule 3019, and do not require additional disclosure under section 1125 of the Bankruptcy Code or resolicitation of votes under section 1126 of the Bankruptcy Code.

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II.          Creditor Trust. The establishment of the Creditor Trust, the selection of Soneet R. Kapila as the Creditor Trustee, and the entry into the Creditor Trust Agreement are fair, reasonable, appropriate, and in the best interest of the Estates and the Debtors’ creditors. The Creditor Trust Agreement shall be and is hereby is valid, binding, and enforceable in accordance with its terms.

JJ.          Approval of the Disclosure Statement. The Disclosure Statement contains adequate information within the meaning of section 1125 of the Bankruptcy Code.

KK.        Requirements for Confirmation Satisfied. All of the requirements for Confirmation under 11 U.S.C. § 1129 have been satisfied. Confirmation of the Plan is in the best interests of the Debtors, their Estates, their creditors, their equity security holders, and all other parties in interest.

CONCLUSIONS OF LAW

It is therefore ORDERED AND ADJUDGED that:

1.          Confirmation of the Plan. The Plan is CONFIRMED and APPROVED in all respects.

2.          Approval of the Disclosure Statement. The Disclosure Statement is APPROVED.

3.          Objections Overruled. Any objections to Confirmation not withdrawn or otherwise addressed in this Order are expressly OVERRULED.3

4.          Conclusions of Law. The findings of fact and conclusions of law set forth herein and on the record of the Confirmation Hearing constitute the Bankruptcy Court’s findings of fact and conclusions of law pursuant to Rule 52 of the Federal Rules of Civil Procedure, as made applicable herein by Bankruptcy Rules 7052 and 9014. To the extent any of the following conclusions of law constitute findings of fact, they are adopted as such. To the extent any conclusion of law herein later shall be determined to be a finding of fact it shall be so deemed.

3 No timely objections to the Plan or Disclosure Statement had been filed as of the filing of this Order.

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5.          Solicitation and Notice. Notice of the Confirmation Hearing complied with the terms of the Solicitation Procedures Order, was appropriate and satisfactory based on the circumstances of these Chapter 11 Cases, and was in compliance with the provisions of the Bankruptcy Code, the Bankruptcy Rules and the Local Bankruptcy Rules. The solicitation of votes on the Plan and the Solicitation Materials complied with the solicitation procedures in the Solicitation Procedures Order were appropriate and satisfactory based upon the circumstances of these Chapter 11 Cases and in compliance with the provisions of the Bankruptcy Code, the Bankruptcy Rules and the Local Bankruptcy Rules.

6.          Omission of Reference to Particular Plan Provisions. The failure to specifically describe or include any particular provision of the Plan in this Order shall not diminish or impair the effectiveness of such provision, it being the intent of the Bankruptcy Court that the Plan be approved and confirmed in its entirety.

7.          Plan Classification Controlling. The classifications of Claims and Interests for purposes of the distributions to be made under the Plan shall be governed solely by the terms of the Plan.

8.          Binding Effect. Except to the extent provided in section 1141(d)(3) of the Bankruptcy Code, upon entry of this Confirmation Order and subject to the occurrence of the Effective Date, the provisions of the Plan shall bind (i) any Holder of a Claim against or Interest in the Debtors and their respective successors and assigns, whether or not such Claim or Interest of such Holder is impaired under the Plan and whether or not such Holder has accepted the Plan, (ii) any and all non-Debtor parties to assumed executory contracts and unexpired leases with the Debtor, (iii) any parties who file objections to the Plan, (iv) every other party in interest in these Chapter 11 Cases, and (v) all parties receiving property under the Plan, and their respective heirs, executors, administrators, successors, or assigns.

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9.          Directors and Officers Resignation. The directors and officers of the Debtors shall be deemed to have resigned upon the occurrence of the Effective Date. Notwithstanding such resignation, nothing herein nor in the Plan shall be deemed a release or waiver of any Causes of Action against any of the Debtors’ current or former directors and officers, their successors, assigns or estates, with all such Causes of Action to be vested in the Creditor Trust on the Effective Date pursuant to this Order and the Plan.

10.         Creditor Trust Agreement; Ratification of Creditor Trustee. The Creditor Trust Agreement is hereby approved in all respects. The Debtors and Creditor Trustee are hereby directed to execute the Creditor Trust Agreement. The selection of Soneet R. Kapila as Creditor Trustee is hereby approved. Prior to the Effective Date, the Creditor Trustee shall be authorized to take any actions necessary to establish the Creditor Trust, including without limitation, executing the Creditor Trust Agreement for the sole purpose of creating the trust and becoming an authorized signatory thereunder, establishing bank accounts, obtaining any licenses necessary to manage or operate, obtaining tax identification numbers, and taking any other actions deemed necessary by the Creditor Trustee so that the Creditor Trustee may accept the mandates under the Plan and the Creditor Trust Agreement. In the event of a conflict between the terms of the Plan and the Creditor Trust Agreement, the terms of the Plan shall govern.

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11.         Vesting of Remaining Assets in the Creditor Trust. On the Effective Date of the Plan, all of the Creditor Trust Assets, including without limitation all Causes of Action, the D&O Policies and any claims arising thereunder, the Income Tax Refund, and the Cash (including the Centers Claim Reserve, the Initial Holdings Distribution Amount, the Other Administrative Claim Reserve and the Professional Fee Claim Reserve), shall be transferred to and vest in the Creditor Trust, free and clear of all Liens, encumbrances, or interests of any kind. The Creditor Trustee shall be a “representative of the estates” pursuant to 11 U.S.C. § 1123(b)(3)(B), shall act in a fiduciary capacity for the Holders of all Allowed Claims under the Plan, and shall have only those rights, powers and duties conferred to him by the Plan, the Creditor Trust Agreement and this Order, as well as the rights and powers of a trustee under sections 542 through 552 of the Bankruptcy Code and the duties of a trustee under sections 704(1), (2), (4), (5), (7), and (9) of the Bankruptcy Code.

12.         Compensation to Creditor Trustee. The Creditor Trustee shall be compensated pursuant to the terms of the Plan and the Creditor Trust Agreement.

13.         Engagement of Creditor Trustee Professionals and Compensation to Creditor Trustee Professionals. Subject to Bankruptcy Court approval, the Creditor Trustee may engage Creditor Trust Professionals to represent him in connection with his duties under the Plan and Creditor Trust Agreement. Any fees and expenses of the Creditor Trustee and such Creditor Trust Professionals shall be paid pursuant to the terms and conditions set forth in Section 5.7 of the Plan and Bankruptcy Court approval.

14.         Bond. The Creditor Trustee shall post a bond in favor of the Debtors in an amount equal to the greater of (i) 150% of the book value of the Creditor Trust Assets determined as of 30 days from the Effective Date, or (ii) $100,000; provided, however, that the book value of the Causes of Action for purposes of the bond shall be zero. The Creditor Trustee shall promptly adjust the bond amount as necessary to account for fluctuations in value to the Creditor Trust Assets. The cost of such bond is payable from the Creditor Trust Assets and shall be deemed an Other Administrative Claim.

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15.         Dissolution of the Creditors’ Committee. On the first (1st) Business Day following the Effective Date, and provided that the Creditor Trust has become effective pursuant to the Plan, the Creditors’ Committee shall be dissolved and the Creditors’ Committee, its members, and Professionals retained by the Creditors’ Committee in accordance with section 1103 of the Bankruptcy Code will be released and discharged from their respective fiduciary obligations, duties, and responsibilities arising from or related to the Chapter 11 Cases.

16.         Dissolution of the Debtor Entities. On and after the Effective Date, the Creditor Trustee is authorized, in his sole and absolute discretion, to take all actions reasonably necessary to dissolve the Debtors and their subsidiaries under applicable laws, including the laws of the jurisdictions in which they may be organized or registered, and to pay all reasonable costs and expenses in connection with such dissolutions, including the costs of preparing or Filing any necessary paperwork or documentation. Whether or not dissolved, the Debtors shall have no authorization to implement the provisions of the Plan from and after the Effective Date except as specifically provided otherwise in the Plan.

17.         Cancellation of Securities in Holdings. Except as otherwise provided in the Plan, and in any contract, instrument or other agreement or document created in connection with the Plan, on the Effective Date, the Interests and any other promissory notes, share certificates, whether for preferred or common stock (including treasury stock), other instruments evidencing any Claims or Interests, and all options, warrants, calls, rights, puts, awards and commitments shall be deemed cancelled and of no further force and effect, without any further act or action under any applicable agreement, law, regulation, order, or rule, and the obligations of the Debtors under the notes, share certificates, and other agreements and instruments governing such Claims and Interests shall be released. The holders of or parties to such canceled notes, share certificates and other agreements and instruments shall have no rights arising from or relating to such notes, share certificates and other agreements and instruments or the cancellation thereof, except the rights provided pursuant to the Plan. Notwithstanding anything contrary in the Plan or this Order, (i) Section 5.13 of the Plan shall not apply to the Interests owned by Holdings in Centers, and (ii) such Interests shall not be cancelled hereunder.

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18.         Post-Effective Date Reporting. As promptly as practicable after the making of any distributions that are required under the Plan to be made on the Effective Date or as soon as practicable thereafter in recognition of the applicable claims reconciliation process, but in any event no later than ten (10) Business Days after the making of such distributions, the Creditor Trustee shall file with the Bankruptcy Court and serve on the U.S. Trustee and ABC a separate report for each Debtor setting forth the amounts and timing of all such distributions and the recipients thereof. Thereafter, the Creditor Trustee shall File with the Bankruptcy Court and serve on the U.S. Trustee and ABC quarterly reports summarizing the disbursements of the Debtors for the immediately preceding three-month period. Quarterly reports shall be provided no later than the twentieth (20th) day of each January, April, July and October until all Distributions under the Plan have been made.

19.         Transfer and Enforcement of Causes of Action. Pursuant to section 1123(b)(3) of the Bankruptcy Code, except as otherwise provided in the Plan or this Order, the Creditor Trustee shall have the exclusive right to investigate, pursue, enforce, litigate and settle any and all Causes of Action and rights of the Debtors against any Person or Entity that arose before or after the Petition Date, including but not limited to the rights and powers of a trustee and debtor-in-possession, against any Person or Entity whatsoever, including but not limited to all avoidance powers granted to the Debtors under the Bankruptcy Code and all Causes of Action and remedies granted pursuant to Chapter 5 of the Bankruptcy Code, and in the sole and absolute discretion of the Creditor Trustee.

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20.         Objections to Claims and Interests. The Creditor Trustee shall have the authority to file, settle, compromise, withdraw, arbitrate or litigate to judgment Objections to Claims and Interests pursuant to applicable procedures established by the Bankruptcy Code, the Bankruptcy Rules, and the Plan. The Creditor Trustee shall use reasonable efforts to promptly and diligently pursue resolution of any and all Disputed Claims. The Creditor Trustee shall be substituted for the Debtors or the Creditors’ Committee, as the case may be, with respect to any Objections to Claims or Interests brought by such party which remain pending as of the Effective Date; provided, however, for the avoidance of doubt, that the ability of other parties in interest to file Objections to Claims and Interests pursuant to applicable procedures shall not be impacted by the Plan or this Order.

21.         Treatment of Executory Contracts and Unexpired Leases. On the Effective Date, all executory contracts and unexpired leases that exist between the Debtors and any Entity which (i) have not previously been assumed and assigned to Fronton pursuant to the terms of the Sale Order and Asset Purchase Agreement or (ii) are not the subject of pending motions to assume, assume and assign or reject as of the Confirmation Date, shall be deemed rejected in accordance with the provisions and requirements of section 365 of the Bankruptcy Code.

22.         On the Effective Date, to the extent that any and all D&O Policies are considered Executory Contracts, then notwithstanding anything in the Plan or this Order to the contrary, such D&O Policies shall be deemed assumed and assigned to the Creditor Trust. Unless otherwise determined by the Bankruptcy Court, pursuant to a Final Order, no payments are required to cure any defaults of the Debtors existing as of the Confirmation Date with respect to the D&O Policies. For the avoidance of any doubt, all rights under the D&O Policies shall be preserved and shall vest with the Creditor Trust and shall remain in full force and effect after the Effective Date for the term thereof.

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23.         Claims for Rejection Damages. Proofs of Claim for alleged damages arising from the rejection pursuant to the Plan, the Confirmation Order or any subsequent Order of the Bankruptcy Court, of any executory contract or any unexpired lease shall be Filed with the Bankruptcy Court and served on counsel for the Debtors or the Creditor Trustee, as applicable, not later than thirty (30) days after the service of the earlier of: (i) notice of entry of the Confirmation Order or (ii) other notice that the executory contract or unexpired lease has been rejected (including service of an Order of the Bankruptcy Court providing for such rejection). Any Holder of a Claim arising from the rejection of any executory contract or any unexpired lease that fails to File a Proof of Claim on or before the date specified in this paragraph shall be forever barred, estopped and enjoined from asserting such Claims (or Filing Proofs of Claim with respect thereof) in any manner against the Debtors or the Creditors Trust or their property and the Debtors or the Creditors Trust shall be forever discharged from all indebtedness or liability with respect to such Claims, and, if applicable, such Holders shall not be permitted to participate in any distribution in these Chapter 11 Cases on account of such Claims or to receive further notices regarding such Claims and shall be bound by the terms of the Plan and this Order.

24.         Objections to and Treatment of Rejection Claims. The Bankruptcy Court shall determine any Objections to any Proofs of Claim filed in accordance with Article 6.3 of the Plan at a hearing to be held at a date to be determined by the Bankruptcy Court. Allowed Claims arising out of the rejection of executory contracts or unexpired leases shall, pursuant to section 502(g) of the Bankruptcy Code, be either Class 1 Centers Claims or Class 3 Non-Subordinated Holdings Claims, as applicable, and treated in accordance therewith.

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25.         Employment Agreements. Notwithstanding anything in Article 6 of the Plan to the contrary, unless assumed by Fronton pursuant to the Sale Order and the Asset Purchase Agreement, all employment and/or compensation agreements between the Debtors and any employees, not previously rejected, shall be deemed rejected in accordance with the provisions and requirements of section 365 of the Bankruptcy Code.

26.         Distributions. The Distributions to Holders of Allowed Claims and, if applicable, Allowed Interests, shall be made pursuant to Article 9 of the Plan. The Creditor Trustee may issue initial distributions directly from the Centers DIP Account. If a Claim or Interest is not an Allowed Claim or Interest as of the applicable Distribution Date, distributions shall only be made if and when the Claim is Allowed and, with respect to the cure of defaults for executory contracts and unexpired leases, pursuant to Article 6 of the Plan.

27.         Term of Injunctions or Stays. Unless otherwise provided herein, all injunctions or stays provided for in the Chapter 11 Cases pursuant to section 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until entry of a Final Decree closing these Cases.

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28.         Exculpation. The Exculpated Parties shall not have or incur any liability to any holder of a Claim or Interest for any act or omission in connection with, or arising out of, the Chapter 11 Cases, the pursuit of confirmation of the Plan, the consummation of the Plan or the administration of the Plan or the property to be distributed under the Plan, provided, however, that the exculpation from liability provision in the Plan shall not be applicable to any liability found by a court of competent jurisdiction to have resulted from fraud or the willful misconduct or gross negligence of any such party. With respect to Professionals, the exculpation provision in the Plan shall also exclude claims of professional negligence arising from the services provided by such Professionals during the Chapter 11 Cases. Any such claims shall be governed by the standard of care otherwise applicable to the standard of negligence claims outside of bankruptcy. This Order shall enjoin the prosecution by any Person or Entity, whether directly, derivatively or otherwise, of any such claim, obligation, suit, judgment, damage, loss, right, remedy, cause of action, charge, cost, debt, indebtedness, or liability which arose or accrued during such period or was or could have been asserted against any of the Exculpated Parties, except as otherwise provided in the Plan or in this Order. Each of the Exculpated Parties shall have the right to independently seek enforcement of the exculpation provision in the Plan. All such Exculpated Parties shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the exculpation provision in the Plan and under the Bankruptcy Code. Notwithstanding anything in the Plan and this Order to the contrary, the exculpation and limitation of liability provided for in the Plan shall not apply to any acts of omissions that occurred prior to the Petition Date, nor shall such exculpation and limitation of liability apply to the Debtors’ current or former officers and directors, and their respective successors, assigns and estates. The rights granted hereunder are cumulative with (and not restrictive of) any and all rights, remedies, and benefits that the Exculpated Parties have or obtain pursuant to any provision of the Bankruptcy Code or other applicable law. The exculpation from liability provision is an integral part of the Plan and is essential to its implementation. Notwithstanding anything to the contrary contained in the Plan or this Order, the provisions of this Order and Article 14 of the Plan shall not release any of the Causes of Action.

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29.         Injunction. Except as otherwise provided in the Plan, all Persons that have held, currently hold or may hold a Claim, Interest, or other debt or liability that is addressed in the Plan, are permanently enjoined from taking any of the following actions on account of any such Claims, Interests, or other debts or liabilities, other than actions brought to enforce any rights or obligations under the Plan: (i) commencing or continuing in any manner any action or other proceedings against the Debtors, the Creditor Trust or their respective assets; (ii) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order against the Debtors, the Creditor Trust or their respective assets; (iii) creating, perfecting or enforcing any lien or encumbrance against the Debtors, the Creditors Trust or their respective assets; (iv) asserting a setoff of any kind against any debt, liability or obligation due to the Debtors, the Creditor Trust or their respective assets; and (v) commencing or continuing, in any manner or any place, any action that does not comply with or is inconsistent with the provisions of the Plan or this Order.

30.         Retention of Jurisdiction. Notwithstanding the entry of this Order, the occurrence of the Effective Date and the transfer of the Creditor Trust Assets to the Creditor Trust, pursuant to Article 12 of the Plan, the Bankruptcy Court shall retain jurisdiction over these Chapter 11 Cases after the Effective Date to the fullest extent legally permissible as set forth in the Plan.

31.         Payment of Statutory Fees. On or before the Effective Date, all fees due and payable pursuant to 28 U.S.C. § 1930 shall be paid in full by the Debtors. Following the Effective Date, the Creditor Trustee shall pay the United States Trustee the appropriate sum required pursuant to 28 U.S.C. § 1930 for post-confirmation periods, for each of the Debtors’ Estates, based upon disbursements made by the Creditor Trustee with respect to each of the Debtors, until the earlier of the closing of the Chapter 11 Cases of the Debtors by the issuance of a final decree by the Bankruptcy Court or upon the entry of an order by the Bankruptcy Court dismissing or converting the Chapter 11 Cases of the Debtors to another chapter under the Bankruptcy Code, provided, however, that the United States Trustee fees due for the first quarter post-confirmation for each debtor, estimated at $10,400 each for an approximate total of $20,800, shall be deemed to be Other Administrative Claims pursuant to the terms of the Settlement Agreement and the Plan. The fees due and payable to the U.S. Trustee in respect of the Distribution of the Creditor Trust Assets shall be deemed an Allowed Other Administrative Claim and shall be funded in accordance with the Plan and the Settlement Agreement.

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32.         Closing of the Chapter 11 Cases. When all Assets have been liquidated and converted into Cash (other than those Assets abandoned by the Creditor Trustee), and such Cash has been distributed in accordance with the Plan, the Creditor Trustee shall seek authority from the Bankruptcy Court to close the Chapter 11 Cases in accordance with the Bankruptcy Code and the Bankruptcy Rules.

33.         Omission of Reference to Particular Plan Provisions. The failure to specifically describe or include any particular provision of the Plan in this Order shall not diminish or impair the effectiveness of such provision, as it is the intent of the Court that the Plan be approved and confirmed in its entirety, except as specifically provided herein.

34.         Inconsistency. In the event of inconsistency between the Plan and this Order, this Order shall govern.

35.         Service of this Order. The Debtors shall serve a copy of this Order upon all parties entitled to notice thereof pursuant to Bankruptcy Rule 3020(c) and Local Rules 2002-1(c)(11) and 3020-1(D), and shall file a certificate of service with the Bankruptcy Court.

36.         Stay of Confirmation. The requirements under Bankruptcy Rule 3020(e) that an order confirming a plan is stayed under the expiration of fourteen (14) days after entry is hereby waived. This Order shall take effect immediately.

37.         Post Confirmation Status Conference. The Bankruptcy Court shall conduct a post-confirmation status conference on October 2, 2014, at 2:30 p.m., at the United States Bankruptcy Court, 51 S.W. 1st Avenue, Room 1406, Miami, FL 33130.

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# # #

Submitted by:

Luis Salazar, Esq.

Salazar Jackson, LLP

Two South Biscayne Blvd., Suite 3760

Miami, Florida 33131

Telephone:	(305) 374-4848
Facsimile:	(305) 397-1021
Email:	Salazar@SalazarJackson.com

(Attorney Salazar shall serve a copy of this Order upon all interested parties upon receipt and file a certificate of service.)

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